

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2011

Via E-mail
Amir Rehavi
President
Crown Dynamics Corp.
12 Yemimah Street
Jerusalem 96387, Israel

> **Re: Crown Dynamics Corp.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed August 3, 2011**
> **File No. 333-169501**

Dear Mr. Rehavi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover

1.   Refer to your revisions in response to prior comment 1. Please reconcile the conflicting statements on your prospectus cover regarding funds necessary to avoid filing for protection under bankruptcy laws. In the first paragraph you suggest that you can avoid filing for protection under bankruptcy laws if you raise $53,500. In the second paragraph, you say that you need an additional $15,000.

We cannot guarantee that the business plan and the plan of operation, page 15

2.   We note your response to prior comment 3. Please reconcile the disclosure in the penultimate paragraph on page 5 that Ms. Appelfeld is the seller with the disclosure in the third paragraph of this risk factor that Ms. Appelfeld: (1) assisted you in finding the seller, and (2) acquired the patent from the seller and sold that patent to you at a small mark-up.

If we do not file a Form 8-A you may have limited access to information, page 16

3.   Please disclose the extent to which other companies that purchased technology from Ms. Appelfeld or her law firm and disclosed that they were raising money from the public offering of securities to develop the technology have since filed a Form 15 to notify the public of the suspension of their public reporting.

Existing or probable government regulations, page 22

4.   Your response to prior comment 4 about your belief that you do not have a "direct impact" on the regulations does not clarify why you believe that your disclosure satisfies your obligations per Regulation S-K Item 101(h)(4)(viii) and (ix). Given your disclosure on page 20 about royalty payments based on sales that you plan to receive from third-party manufacturers, expand your response to tell us why you believe that your disclosure describes, to the extent material to an understanding of your business, any needed governmental approvals and the effect of existing or probable government regulations on your business.

Financial Statements

5.   Please update the financial statements when required by Rule 8-08 of Regulation S-X.

Signatures

6.   Please include current dates on the Signatures page of your next amendment. We note that you included a date of August 3, 2011 immediately after the first sentence on the Signatures page; however, you included the date of July 21, 2011 in the first sentence of the Signatures page.

Exhibit 23.1 Consent of Weinberg and Baer, LLC

7.   To the extent there is a delay in requesting effectiveness of your registration statement or there is any change, other than typographical, made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants with your next amendment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeanne Bennett at (202) 551-3606 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): John A. Cacchioli, Esq.